THE CO-OWN COMPANY LLC
FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REVIEW REPORT
PERIOD ENDING SEPTEMBER 30, 2020

THE CO-OWN COMPANY LLC
PERIOD ENDING SEPTEMBER 30, 2020

TABLE OF CONTENTS

Joan M. Van De Griek CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REVIEW REPORT

To the Member(s)
The Co-Own Company LLC
Denver, Colorado

Report on the Financial Statements
We have reviewed the accompanying financial statements of The Co-Own Company LLC (the "The Co-Own"), which comprise the balance sheet for the period ending September 30, 2020, and the related profit & loss, statement of shareholder equity and cash flows for the year then ended, and then related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibilities for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Auditors' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Joan M Van De Griek CPA, LLC

Hudson, Colorado
October 29, 2020

THE CO-OWN COMPANY LLC
BALANCE SHEET
FOR PERIOD ENDING SEPTEMBER 30, 2020

ASSETS

Assets:		
Cash and cash equivalents	$	200
Real estate deposits		86,000
Prepaid expense		58,126
Deferred offering costs		50,499
Total Assets:	**$**	**194,825**

,

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Promissory note	$	40,000
Total Liabilities:	$	40,000
Member's Equity:		
Common units, $2.00 per unit, 100 units issued and outstanding		200
Additional paid in capital		167,341
Net income	($	12,716)
Total Member's Equity:	$	154,825
Total liabilities and member equity	**$**	**194,825**

See notes to the financial statements.

THE CO-OWN COMPANY LLC
STATEMENT OF OPERATIONS
PERIOD ENDING SEPTEMBER 30, 2020

Expenses:		
Advertising	$	12,716
Net income (loss)	($	12,716)

THE CO-OWN COMPANY LLC
STATEMENT OF CASH FLOWS
PERIOD ENDING SEPTEMBER 30, 2020

Cash flows from operating activities:		
Net income	($	12,716)
Change in net cash from operating activities:		
Deferred organization costs	(	50,499)
Prepaid expenses	(	58,126)
Real estate deposits	(	86,000)
Net cash from by operating activities	(	207,341)
Change in net cash from financing activities:		
Promissory note		40,000
Issuance of common units		200
Additional paid in capital		167,341
Net cash provided by financing activities		207,541
Net increase in cash		200
Cash at beginning of year		-
Cash at end of year	$	200

THE CO-OWN COMPANY LLC
STATEMENT OF MEMBER'S EQUITY
PERIOD ENDING SEPTEMBER 30, 2020

Balance at January 1, 2020	$	-
Issuance of common units		200
Additional paid in capital		167,341
Net income (loss)	(	12,716)
Balance at September 30, 2020	$	154,825

THE CO-OWN COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
PERIOD ENDING SEPTEMBER 30, 2020

1. Description of organization:

The Co-Own Company LLC (“Co-Own”) was formed on June 18, 2020 as a Colorado limited liability company. Co-Own was formed to develop, sell and service co-owned housing in urban and university neighborhoods, providing accessible ownership options in popular co-living formats. Co-Own is poised to conduct an offering of securities to members of the general public using Wefunder, a “funding portal”, which is registered as such with both the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority (“FINRA”).

As of September 30, 2020, Co-Own has not begun operations.

2. Summary of significant accounting policies:

Basis of presentation:
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Co-Own has adopted a calendar year for the basis of its reporting.

Use of estimates:
The preparation of financial statements in - conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from these estimates.

Concentration of credit risk:
Financial instruments that potentially subject Co-Own to significant concentrations of credit risk primarily arise from the holding of uninvested investor cash and, in the future, investments of such cash in other financial instruments exempted from the definition of “investment securities” under the Investment Company Act of 1940, as amended. While not expected to be a regular occurrence, at times cash balances could conceivably be in excess of the Federal Deposit Insurance Corporation insured limit.

Cash and equivalents:
All highly liquid debt instruments purchased with an initial maturity of three months or less are considered cash equivalents.

Advertising costs:
Advertising costs are expensed as incurred. Co-Own uses advertising to promote its capital raise efforts, as well as to provide awareness to the general public of its properties underdevelopment. Advertising and promotion expense was $12,716 for the period ended September 30, 2020.

THE CO-OWN COMPANY LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
PERIOD ENDING SEPTEMBER 30, 2020

2. Summary of significant accounting policies (continued):

Risks and uncertainties:
During its initial years of operation, Co-Own's capital raising efforts will be confined to raising such capital utilizing the federal exemptions available to small business issuers under Regulation Crowdfunding (Title III) and Regulation A, as amended (Title IV) of the federal Jumpstart Our Business Startups Act (the "JOBS Act"). Such efforts will consist of the posting of public offerings of its debentures on "funding portals" registered with the SEC and FINRA.

In such initial years of operation, any change in investing patterns by investors who typically invest in companies using "funding portals" to effectuate the investment would affect Co-Own's ability to fund its operations.

However, management intends to shift capital raising efforts to more traditional venues for raising capital as soon as is reasonably practicable thereafter, consisting of traditional bank financing.

The Member-Manager is the sole holder of the Company's issued and outstanding common units. The common units are entitled to receive the balance of the net income from all sources after the Series A 18% Debenture Units are retired and all amounts due and owing under the terms of such Series A 18% Debenture Units have been paid in full to the holders thereof. Distributions to the common units can occur only after the Debenture Units have been repaid in full and their original initial investment, including any accrued interest, has been paid to the holders thereof.

Debenture units:
Co-Own has authorized the issuance to members of the general public of Series A 18% debenture units each of which consists of a debenture with a face value of $500, bearing interest at a rate of 18% per annum. When issued, these debentures will be entitled to an interest payment of 18% per annum, payable on the Maturity Date as defined in the Debenture Unit documentation. The Debentures must be called and repaid by the Company prior to any profit distribution to any other holders of other units of the Company. As of the date of these financial statements, no such debenture units have yet been issued.

Interest is accrued up to and including the Maturity Date and, thereafter, as of December 31st of any year the Debenture Units continue to remain outstanding. If the Debenture Units remain outstanding beyond the Maturity Date, accrued interest shall be payable by the Company to the holders of the Debenture Units on or before January 15th of the following year.

THE CO-OWN COMPANY LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
PERIOD ENDING SEPTEMBER 30, 2020

2. Summary of significant accounting policies (continued):

Organizational, Offering and Related Costs
Organization and offering costs of The Co-Own are initially being paid or incurred by the Jason Lewiston, Member-Manager of the Co-Own Company LLC, on behalf of Co-Own. These organization and offering costs include all expenses to be paid by Co-Own in connection with the formation of Co-Own and the qualification of Co-Own's first public offering of its securities. It also includes the marketing and distribution of debentures previously authorized by the company, , including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distribution costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of debentures under federal and state laws, including taxes and fees and accountants' fees.

As of the date of these financial statements, the company's intent is to shortly thereafter commence an offering of the Debenture Units to members of the general public who qualify as "accredited investors" under amended Rule 501(a) of Regulation D, adopted under the Securities Act of 1933, as amended. pursuant to, and subject to the terms and conditions of a subscription agreement (the "Subscription Agreement"). Execution of this Subscription Agreement by a subscriber will constitute an offer by such subscriber to purchase on the terms and conditions specified herein and in the Company's Confidential Private Placement Memoradum dated August 31, 2020 (the "PPM").

The Company plans to use the proceeds of such an offering for the specific purpose of (i) purchasing the properties (the "Properties") detailed in the Company's Business Plan and for the preconstruction development of the projects (the "Projects") to be located on the Properties, and (ii) until such time as the Company is ready to commence construction and begins to draw down the proceeds from the loans made to the Company under the Federal Section 213 Program. Management will not have any discretion as to any other use of the proceeds to be received from such offering. The proceeds can only be used to purchase the Properties and to complete the Projects.

Deferred Offering Costs
The costs incurred pursuant to raising additional capital through Regulation Crowdfunding under Title III of the JOBS Act have been deferred. Upon completion of the offering all offering costs will be deducted from the proceeds received.

Real Estate Deposits
During the closing on an investment in rental real estate property or real estate held for improvement, Co-Own may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, the company acquires the property (the deed is transferred to the company), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, the company does not acquire the property (deed is not transferred to the company), the deposit will be returned to the company.

THE CO-OWN COMPANY LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
PERIOD ENDING SEPTEMBER 30, 2020

2. Summary of significant accounting policies (continued):

Income taxes:
Co-Own has elected to be treated as pass-through entity for income tax purposes and as such is not subject to income. Rather all items of taxable income deductions and tax credits are passed through to and reported by its owner on their respective income tax return. Co-Own's federal tax status as a pass- through entity is based on the fact that there is only a single member and that its legal status is as a limited liability company. Accordingly, Co-Own is not required to take any positions in order to qualify as pass-through entity. As a sole member limited liability company electing to be treated as a "pass-through" entity, Co-Own is not required to file tax returns with the Internal Revenue Service and other authorities. Accordingly these financial statements do not reflect provision for income taxes and Co-Own has no other tax positions which must be considered for disclosure.

Recently issued accounting pronouncements:
The management of Co-Own is evaluating the impact of the pending adoption of the new standard on the financial statements.

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, The Co-Own is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. This permits Co-Own to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Co-Own has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that Co-Own (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 ("ASU 2016-15"), *Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments*, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The management of Co-Own is currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

THE CO-OWN COMPANY LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
PERIOD ENDING SEPTEMBER 30, 2020

2. Summary of significant accounting policies (continued):

In August 2015 and April 2015, the FASB issued Accounting Standards Update 2015-15 (“ASU 2015-15”) and Accounting Standards Update 2015-03 (“ASU 2015-03”), respectively, which simplify the presentation of debt issuance costs and clarify the guidance for presenting and measuring debt issuance costs related to line-of-credit arrangements. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-15 permits an entity to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The recognition and measurement guidance for debt issuance costs is not affected by the guidance. Both ASU 2015-03 and ASU 2015-15 are effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015 and will require retrospective application. Early adoption is permitted for financial statements that have not been previously issued. We do not anticipate the adoption will have a significant impact on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) *Statement of Cash Flows: Restricted Cash*, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. This standard will have no material impact on the presentation of these financial statements.

3. Related party transactions:

Subject to certain restrictions and limitations, upon approval by Co-Own’s member, the Member-Manager will be responsible for managing Co-Own’s affairs on a day-to-day basis and for identifying and making recommendations to Co-Own’s members regarding the investment in various properties and developments.

As of September 30, 2020, Co-Own’s sole member owned 100 common units.

THE CO-OWN COMPANY LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
PERIOD ENDING SEPTEMBER 30, 2020

4. Promissory note:

On September 29, 2020, Co-Own executed a convertible promissory note for financial advisory services rendered in conjunction with preparation of private placement offering. Interest will accrue from the date of the note at a rate equal to 9% per annum, compounded annually.

In the event that the Company issues and sells shares of its Equity Securities to investors on or before the date of the repayment in full of the note in an equity financing, the outstanding principal balance of the note shall, at the option of the holder, convert in whole into equity securities at a conversion price equal to 80% of the per share price paid by investors. Any unpaid accrued interest on the note shall be converted into equity securities on the same terms as the principal.

As of September 30, 2020 interest expense related to this note was $0.

5. Economic uncertainty:

Co-Own will engage the Member-Manager to provide, through its various subcontractors, certain services essential to Co-Own, including asset management services, asset acquisition and disposition support services, services pertaining to the sale of debentures to the extent authorized and available for issue to purchasers, as well as other administrative and operational responsibilities for Co-Own including, without limitation, legal, accounting, public relations and investor relations services. As a result of this relationship, Co-Own will be dependent upon the Member-Manager and its subcontractors. In the event these companies are unable to provide Co-Own with the respective services, Co-Own would be required to find alternative providers of these services.

Estimates inherent in the current financial reporting process inevitably involve assumptions about future events. Making reliable estimates for those matters is often difficult even in periods of economic stability; it is more so in periods of economic volatility. It is reasonably possible that the estimate will change in the near term and that the effect of the change will be material.

6. Subsequent events:

The Co-Own evaluated subsequent events from September 30, 2020 the date of these financial statements, through October 29, 2020, which represents the date the financial statements were issued, for events requiring recording or disclosure in the financial statements for the period ended September 30, 2020. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements,